UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐ For the transition period from to

Commission file number: 1-11906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings Plan for Employees of Measurement Specialties, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Measurement Specialties, Inc.
1000 Lucas Way
Hampton, VA 23666

Savings Plan for Employees of Measurement Specialties, Inc.

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2005 and December 31, 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year then Ended December 31, 2005	3

Notes to Financial Statements	4 - 7

Supplemental Schedule

Schedule of Assets (Held at end of Year)	8

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Signature	9

Exhibit Index

Exhibit 23.1:  Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
Savings Plan for Employees of Measurement Specialties, Inc.

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Goodman & Company, L.L.P.

Norfolk, Virginia
October 5, 2006

Savings Plan for Employees of Measurement Specialties, Inc.

Statements of Net Assets Available for Benefits

December 31,	2005	2004

Cash	$884	$-

Investments	11,935,259	11,723,014

Receivables
Employer contributions	244,264	275,284

Net assets available for benefits	$12,180,407	$11,998,298

The accompanying notes are an integral part of these financial statements.

Savings Plan for Employees of Measurement Specialties, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$644,220
Interest and dividends	165,804
810,024
Contributions
Participant	836,403
Employer	244,264
Rollovers	6,052
1,086,719

Total additions	1,896,743

Deductions from net assets attributed to
Benefits paid to participants	1,691,705
Corrective distributions	22,917
Administrative expenses	12

Total deductions	1,714,634

Net change	182,109

Net assets available for benefits
Beginning of year	11,998,298

End of year	$12,180,407

The accompanying notes are an integral part of these financial statements.

Savings Plan for Employees of Measurement Specialties, Inc.

Notes to Financial Statements

December 31, 2005 and 2004

1.    Description of Plan

The following description of the Savings Plan for Employees of Measurement Specialties, Inc. (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Measurement Specialties, Inc. (Company) covering substantially all employees who have ninety days of service and are eighteen years or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company may provide a matching contribution equal to a discretionary percentage. Participants direct the investments of all contributions and the employer contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts is based on years of service, as defined. A participant is 100% vested after four years of credited service.

Participant Loans

Participants may borrow from their accounts amounts up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 10.5 percent, which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service a participant may elect to receive the value of his or her vested account as a lump sum distribution.

Forfeited Accounts

Forfeitures of the Company’s contributions are used to reduce matching contributions or plan expenses.

2.    Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.    Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2005	2004

Measurement Specialties, Inc., 92,871 and 100,544 shares, respectively	$2,261,398	$2,559,850
Dreyfus S&P 500 Index Fund, 25,167 shares	914,834
Calvert Large Cap Growth Fund - A, 24,691 shares	748,388
PIMCO Total Return Fund, 62,038 shares	651,402
Fidelity Prime Fund, 1,805,495 shares	1,805,495
Fidelity Advisor Diverse International Fund, 75,100 shares	1,570,333
Fidelity Advisor Freedom 2020 Fund, 50,656 shares	623,570
Fidelity Advisor New Insights Fund, 115,183 shares	1,908,575
Fidelity Advisor Mid Cap II Fund, 46,519 shares	678,244
BlackRock Index Equity Fund, 48,489 shares	*	1,121,072
Janus Adviser Balanced Fund, 29,389 shares	*	739,732
Janus Adviser Growth and Income Fund, 77,399 shares	*	1,274,759
Janus Adviser International Growth Fund, 31,737 shares	*	917,526
BlackRock Money Market Portfolio	*	1,651,207
*Investment does not represent 5 percent or more of the Plan’s net assets at end of the year.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $644,220 as follows:

Mutual Funds	$756,147
Common stock	(111,927)
$644,220

4.    Related Party Transactions

The Plan invests in various fund accounts managed by the trustee as well as shares of stock in the Company. At December 31, 2005, the Plan held 92,871 shares of Measurement Specialties, Inc. common stock with a fair value of $2,261,396. At December 31, 2004, the Plan held 100,544 shares of Measurement Specialties, Inc. stock with a fair value of $2,559,850. The Plan also held investments in Measurement Specialties Stock Liquidity Fund amounting to $0 and $7,869 at December 31, 2005 and 2004, respectively.

5.    Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated November 19, 2001. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In 2005, the Company matching contribution was based on the Company’s fiscal year, March 31, 2005, not the plan year, December 31, 2005, as the Plan document states. Corrections were made for those participants who terminated after the Plan year-end, but before the end of the Company’s fiscal year. The Company believes this operational defect will not have an adverse effect on the tax status of the Plan.

6.     Plan Termination

Although it has not expressed its intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their employer contributions.

7.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$12,180,407	$11,998,298

Cash	(884)	-
Employer contributions receivable	(244,264)	(275,284)
Net assets available for benefits per the Form 5500	$11,935,259	$11,723,014

The following is a reconciliation of contributions per the financial statements to the Form 5500:

Contributions per the financial statement	$1,086,719
Contributions receivable - December 31, 2005	(244,264)
Contributions receivable - December 31, 2004	275,284

Contributions per Form 5500	$1,117,739

* * * * *

Savings Plan for Employees of Measurement Specialties, Inc.

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 22-2378738 Plan 001

December 31, 2005

	Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

	Dreyfus	25,167	shares of S&P 500 index fund	$914,834
	Calvert	24,691	shares of Large Cap Growth Fund-A	748,388
	PIMCO	62,038	shares of Total Return Fund	651,402
*	Measurement Specialties, Inc.	92,871	shares of common stock	2,261,398
	Fidelity	1,805,495	shares of Prime Fund	1,805,495
	Fidelity Advisor	7,870	shares of Equity Income Fund	223,030
	Fidelity Advisor	75,100	shares of Diverse International Fund	1,570,333
	Fidelity Advisor	50,656	shares of Freedom 2020 Fund	623,570
	Fidelity Advisor	115,183	shares of New Insights Fund	1,908,575
	Fidelity Advisor	20,235	shares of Value Fund	271,358
	Fidelity Advisor	46,519	shares of Mid Cap II Fund	678,244
*	Participant loans	Maturing through 2011, interest rates ranging from 5% to 10.50%, collateralized by participant accounts		278,632
				$11,935,259

* - Identified as a party-in-interest.

See report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Employees of Measurement Specialties, Inc.

/s/ Frank D. Guidone
Frank D. Guidone
Chief Executive Officer of Measurement Specialties, Inc.
The Plan Administrator (Acting)

October 5, 2006

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm